Wing Yip Food Holdings Group Limited

July 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ernest Greene
Hugh West
Erin Donahue
Erin Purnell

Re:	Wing Yip Food Holdings Group Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed June 28, 2024
File No. 333-277694

Ladies and Gentlemen:

This letter is in response to the letter dated July 8, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Wing Yip Food Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No.3 to Registration Statement on Form F-1 (“Amendment No. 3”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1. We note your response to prior comment 1. Please revise to correct the reference to two ADSs representing three shares on page 34 of the deposit agreement filed as Exhibit 4.3 to the registration statement.

In response to the Staff’s comments, we respectively advise the Staff that we have revised the ratio of ADSs to ordinary shares in the deposit agreement filed as Exhibit 4.3 to Amendment No.3.

Use of Proceeds, page 48

2. We note your revised disclosures related to prior comment 2. Please help us understand how you determined the net proceeds from this offering. On page 161, you estimate that the total expenses of the offering payable by you, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $1.05 million. However, on page 166, you estimate that total expenses, excluding underwriting discounts and the non-accountable expense allowance payable to the underwriters, will be $1.94 million. Please revise your disclosures to resolve this inconsistency and advise or revise your use of proceeds accordingly.

In response to the Staff’s comments, we revised our disclosure in Amendment No. 3 on page 161 to update the total expenses of the offering payable by us from $1.05 million to $1.94 million, and revised the net proceeds under Use of Proceeds accordingly on page 48 of Amendment No.3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tingfeng Wang
Name:	Tingfeng Wang
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC